EXHIBIT 2

LETTER TO THE LEE BOARD

To the Board of Directors at Lee Enterprises, Inc;

I am the CIO of two unaffiliated entities that own a combined total of 430,000 shares of Lee Enterprises, Inc (“LEE”) representing approximately 7.31% of the outstanding shares of LEE, which makes me the company’s second largest shareholder. I am writing to you regarding the recently announced proposal by Alden Global Capital, LLC (“Alden”) to acquire LEE for $24 per share, along with responding to the December 3rd press release by LEE stating that “Lee’s Board of Directors is evaluating Alden’s proposal to determine the course of action that it believes is in the best interests of the Company and Lee shareholders.”

Let me be blunt. I simply do not understand what needs to be evaluated here. Alden’s proposed purchase price is clearly insufficient and opportunistic, grossly undervaluing the business. Furthermore, their proposal comes precisely as the digital business transformation gains momentum, dramatically unlocking value for long-suffering shareholders. In order to save the company a fortune in investment banker and advisory fees, I want to state in the clearest possible way that I emphatically refuse to tender any shares at $24, nor will I tender any shares at a price even remotely close to today’s price. Additionally, I intend to retain legal counsel and protect my investor’s rights should the Board agree to sell the company at a price that I deem to be insufficient.

I believe the shares are worth north of $100 today and likely worth a few hundred each if the digital transformation continues at the current pace. The only reason that the shares trade where they do, is that investors have yet to realize that while the traditional print newspaper business slowly declines, the digital business has been growing rapidly, becoming an increasingly substantial percentage of the total business. Based on third quarter, 2021 numbers, LEE’s digital business grew revenue by 48.3% over the prior year, with digital subscriber count growing by 50.5%. A full 33.4% of the company’s revenue and almost half of the company’s adjusted EBITDA now comes from this rapidly growing digital business. I believe that by 2023, approximately half of revenue and two-thirds of adjusted EBITDA will come from the digital business.

LEE has produced Trailing Twelve Month (TTM) Adjusted EBITDA of $116.2 million and this is despite the effects of COVID on the local marketing business and before the full synergies of the BH Media merger could be realized. I believe the company can earn north of $150 million of Adjusted EBITDA in 2023 and if LEE traded at 15 times Enterprise Value (EV) to Adjusted EBITDA (adjusted for debt paydown), it would still trade at a discount to more dominant papers like the New York Times (NYT) at approximately 20 times EV/EBITDA, yet trade for north of $300 per share. Even then, it may be undervalued compared to almost all other rapidly growing, digitally native, subscription businesses.

Lest you think that I am delusional to think the shares are worth many times today’s price, I find it fascinating that J. Carlo Cannell, the Managing Member of Cannell Capital LLC, the Company’s largest shareholder pegs the value of LEE at $205 per share in the 13D issued on August 31, 2021, then uses 3 pages to explain why he believes the shares are worth $250 per share in the attached “Cannell Capital Investment Thesis on Lee Enterprises, Inc.” You now have your two largest shareholders, representing approximately 15.51% of the company explicitly telling you that the Alden offer is light by roughly a zero.

In summary, I recognize that the Board of LEE have a fiduciary responsibility to go through the motions, hire bankers and ensure that the company doesn’t get sued. However, the time has now come to reject this inadequate offer so management can re-focus their attention on growing the digital business.

Sincerely,

Harris Kupperman